November 23, 2020 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance
Office of Manufacturing

100 F Street NE
Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant Stephen Krikorian, Accounting Branch Chief Matthew Derby, Staff Attorney Larry Spirgetl, Legal Branch Chief

Re:	Landcadia Holdings II, Inc. Amendment No. 3 to Preliminary Merger Proxy Statement on Schedule 14A Filed November 9, 2020 File No. 001-38893

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings II, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended preliminary merger proxy statement on Schedule 14A filed on November 9, 2020 (the “Amended Proxy Statement”), contained in the Staff’s letter dated November 17, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its fourth amended Proxy Statement on Schedule 14A (the “Fourth Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Fourth Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Fourth Amended Proxy Statement.

Amendment No. 3 to Preliminary Merger Proxy Statement on Schedule 14A Filed November 9, 2020

Summary of This Proxy Statement

Sources and Uses of the Transaction, page 50

United States Securities and exchange Commission

November 23, 2020

1.	Please include an additional table (or columns to your existing tables) that reflects each of the benefits to Mr. Fertitta and his affiliates as a result of the merger.

Response: The Company has updated its disclosure on pages 57 to 59 and 180 to 182 to include a table that reflects the benefits to Mr. Fertitta and his affiliates as a result of the merger.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 117

2.	We note your revised explanation of adjustment D indicating that the subsequent measurement adjustment to noncontrolling interest will take place on the first subsequent reporting period. Please clarify which measurement method in paragraph 15 of ASC 480-10-S99-3A you will apply to measure the carrying value of noncontrolling interest. In addition, please disclose the redemption value at the balance sheet date as if it were also the redemption date.

Response: The Company has updated its disclosure on pages 124 and 125 to reflect the measurement method to be applied to the redeemable noncontrolling interest in accordance with paragraph 15 of ASC 480-10-S99-3A as well as the redemption value as of the pro forma balance sheet date.

3.	You indicate in response to prior comment 4 that the Second A&R Intercompany Note will provide for payments by LF LLC in the amount of 6% of the outstanding principal balance on a quarterly basis. The disclosures throughout your filing related to the additional issuances of HoldCo Class B Units and the equivalent number of shares of New GNOG Class B common stock to LF LLC continue to indicate that such issuances will be in consideration of payments to be made by LF LLC to GNOG LLC pursuant to the terms of the Second A&R Intercompany Note. Please clarify these disclosures to indicate that such payments will only relate to the interest due on the outstanding principal balance.

Response: The Company has revised its disclosures on pages 6, 30, 125, 244, 256 and 271 to clarify that the payments will not result in a reduction of the outstanding principal balance of the Second A&R Intercompany Note.

4.	We note your revised explanation of adjustment H in response to prior comment 4 indicating that the Second A&R Intercompany Note requires LF LLC to make quarterly cash payments of 6% of the outstanding principal balance of the Second A&R Intercompany Note. Please reconcile this to disclosures elsewhere indicating that amounts payable on the outstanding balance are 6% annually.

Response: The Company has revised its disclosures on pages 6, 30, 46, 125, 147, 155, 244, 256, 271 and 293 to reflect that payments by LF LLC are to be made on a quarterly basis in an amount equal to 6% per annum on the outstanding principal balance from day to day under the Second A&R Intercompany Note.

GNOG Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 247

United States Securities and exchange Commission

November 23, 2020

5.	We note the revised disclosure in response to prior comment 8. As previously requested, please also include changes in GNOG’s contractual obligations during the interim period related to payments due in more than five years. For example, we note from your disclosure on page 234 that the market access agreement with Keweenaw Bay Indian Community has an initial term of 15 years. Refer to Instruction 7 to Item 303(b) and Item 303(a)(5) of Regulation S-K.

Response: The Company has revised its disclosure on page 258 to reflect contractual obligations that have been incurred during the interim period pursuant to Instruction 7 to Item 303(b). Description of Securities

New GNOG Class B Common Stock, page 263

6.	Please clarify that at Closing each share of New GNOG Class B common stock held by Mr. Fertitta and his affiliates is expected to have approximately 4.04 votes per share assuming no redemptions and 3.89 votes per share assuming maximum redemptions. It is not clear how the Class B common stock could ever have more than 4.04 votes per share. We note throughout your proxy statement you indicate that the Class B common stock have 10 votes per shares but due to Mr. Fertitta's current holdings and the 79.9% voting power cap, the Class B common stock will not have 10 votes per share for the foreseeable future.

Response: The Company has revised its disclosures on pages 28 to 30, 274 and 288 to 290 to address the Staff’s comment.

7.	Please clarify whether Mr. Fertitta is permitted to transfer Class B common stock to unaffiliated third parties, and if so, under what circumstances.

Response: The Company has revised its disclosure on page 275 to clarify that Mr. Fertitta is permitted to transfer his shares of New GNOG Class B common stock to unaffiliated third parties and to describe under what circumstances those shares may be transferred.

Beneficial Ownership of Securities, page 274

8.	Please revise the beneficial ownership table to correct the "% of Total Voting Power" after completion of the offering column.

Response: The Company has revised its disclosure on page 287 to address the Staff’s comment.

Golden Nugget Online Gaming, Inc.

Notes to the Unaudited Condensed Financial Statements

Note 9. Subsequent Events, page F-45

9.	Please update the date through which subsequent events disclosures were evaluated. Refer to ASC 855-10-50-1.

Response: The Company has revised its disclosure on pages F-46 and F-47 to include the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.

United States Securities and exchange Commission

November 23, 2020

General

10.	Please provide a chart with an accompanying discussion addressing how the 79.9% voting cap on Mr. Fertitta operates. As part of your discussion, please address whether Mr. Fertitta is permitted to sell Class A common stock short, how the purchase or sale of additional shares of Class A common stock impacts the Class B common stock voting rights, and how different scenarios of acquiring or selling of shares impacts the voting rights of the Class B common stock. For example, disclose how many shares of Class A common stock (received upon conversion of the Class B common stock), Mr. Fertitta could sell and still maintain his 79.9% voting power.

Response: The Company has revised its disclosures on pages 28 to 30 and 288 to 290 to address the Staff’s comment.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings II, Inc.